STATE OF NEW YORK

COUNTY OF NEW YORK

I, DIANE STRONG, BEING DULY SWORN, DEPOSE AND SAY:

1.

I RESIDE IN BROOKLYN, NEW YORK.

2.   I AM EMPLOYED BY AMERICAN STOCK TRANSFER & TRUST

COMPANY, 59 MAIDEN LANE, NEW YORK, NY 10038.

3.   I HEREBY CERTIFY THAT I HAVE MAILED ON MAY 10, 2006,

EXHIBITS A, B, C & D TO ALL SHAREHOLDERS OF

CANADA SOUTHERN PETROLEUM LTD.,

AS OF THE

RECORD DATE OF MAY 9, 2006.

4.

I HEREBY SUBMIT EXHIBITS A, B, C & D AS FOLLOWS:

EXHIBIT A

-

ANNUAL REPORT

EXHIBIT B               -

RESPONSE CARD

EXHIBIT C               -

NOTICE & PROXY STATEMENT

EXHIBIT D

-

PROXY CARD & RETURN ENVELOPE

Signed “Diane Strong”

DIANE STRONG

SWORN TO AND SUBSCRIBED BEFORE ME

THIS 11TH DAY OF MAY, 2006.

George Karfunkel

Notary Public, State of New York

No. 24 - 4640375

Qualified in Kings County

Commission Expires MARCH 31, 2010

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